

MANAGEMENT REPORT ON THE RESULTS

IN THE THIRD QUARTER 2017

brf

INDEX

GENERAL INFORMATION

MARKET VALUE
R$37,1 billion
US$11,7 billion

PRICES
BRFS3 R$45.67
BRFS US$14.41

SHARES ISSUED
812.473.246 common shares
1.333.701 treasury shares
Base: September 30,2017

WEBCAST
Data: November 10, 2017
09:30 a.m. Portuguese
11:00 a.m. English

TELEPHONE
Dial–in with connections in Brazil:
+55 11 31931001 or +55 11 28204001
Dial-in with connections in the United States: +17869246977
www.brf-br.com/ri

IR CONTACTS:
Pedro Faria
Global Chief Executive Officer

Lorival Luz
Chief Financial and Investor Relations Officer

+55 11 23225052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

In 3Q17, BRF accelerated the process of improvement of its results compared to previous quarters, consolidating its recovery after an extremely adverse scenario combined with the specific event of the Weak Flesh Operation. In addition to a more favorable moment in the industry, continued discipline in expenses (reaching the lowest level in recent years) and the new organizational structure were important drivers for improving the Company's profitability. As a result, we had an EBITDA of R$1,074 million (margin of 12.3%), representing an increase of 86.7% q/q and 21.3% y/y, respectively.

Moreover, 3Q17 was a landmark for BRF, as all restrictions imposed by CADE five years ago ended, allowing the development of new brands and lines of products. We relaunched Perdigão categories, especially the Lasagna category, and have already gained a 6.3% market share, which significantly contributed to increase our market share. Accordingly, 3Q17 reaffirmed the upward market share trend of 2Q17, totaling 54.6%.

In Brazil, we highlight the increase in the volume of processed foods in the annual comparison. According to Nielsen, the processed food market decreased by 3.3% y/y, while our processed food segment increased by 3.1% y/y, due to a better commercial execution that has been consistently improving. In September, we also launched the Perdigão marketing campaign based on the "Full Table" concept, portraying the importance of gathering family and friends around the table to celebrate good moments.

OneFoods had a good operating performance, positively affected by the consolidation of the results of Banvit in the first quarter. The results of the Company's operation in Turkey continued to exceed expectations, showing BRF's assertiveness in this acquisition. Even excluding the effects of Banvit, OneFoods recorded improved profitability due to better commercial dynamics as a result of the gradual reduction in the offer of griller chicken and inventories in the region.

In the International division, which consolidates the operations in Asia, Europe, Americas and Africa, we initiated the "Global Optimization" management program to maximize the overall profitability of livestock, benefiting from commercial opportunities in these different regions through a dynamic reallocation of products. Accordingly, our volumes increased in virtually all markets. It is also worth noting the recovery of operating results in Africa, positively contributing to our results in 3Q17 after two quarters of losses. As a result, the combination of a more efficient commercial execution led EBITDA to increase by 35.5% q/q.

With regards to financial management, two rating agencies confirmed our investment grade with stable prospects. We initiated a financial deleveraging process, including the improvement in our operating performance combined with the generation of operating cash.

Finally, we reaffirm our belief that BRF is well positioned to leverage the benefits from the ongoing improvement in the industry. We continue to invest in our long-term strategy, portfolio of brands and employees, as only by doing so will we be able to continue to grow and consolidate our leadership position in the food market in Brazil and worldwide.



Abilio Diniz
Chairman of the Board of Directors



Pedro Faria
Global Chief Executive Officer

FINANCIAL HIGHLIGHTS

- Net operating revenues of R$8,732 million, 8.8% higher than in 2Q17;
- Gross profit of R$1,932 million (+17.4% q/q). Gross margin of 22.1%, 1.6 p.p. higher than in 2Q17;
- EBITDA of R$1,074 million, with an EBITDA margin of 12.3%, representing an increase of 5.1 p.p. compared to 2Q17;
- CAPEX of R$369 million in the quarter;
- As adjusted by (pro forma) impacts of acquired companies, we had a financial cycle of 42.4 days, representing 4.2 additional days compared to 2Q17; and
- Cash generation after investments of R$436 million, 85.5% higher than in 2Q17.

Key Financial Indicators

Results - R$ Million	3Q17	3Q16	Variation y/y	1Q17	Variation q/q
Gross Revenues	**10,148**	**9,795**	**3.6%**	**9,441**	**7.5%**
Net Revenues	**8,732**	**8,508**	**2.6%**	**8,027**	**8.8%**
Gross Profit	1,932	1,884	2.6%	1,646	17.4%
Gross Margin (%)	22.1%	22.1%	(0.0) p.p.	20.5%	1.6 p.p.
EBIT	559	469	19.2%	109	-
EBIT Margin (%)	6.4%	5.5%	0.9 p.p.	1.4%	5.0 p.p.
EBITDA	**1,074**	**886**	**21.3%**	**575**	**86.7%**
EBITDA Margin (%)	12.3%	10.4%	1.9 p.p.	7.2%	5.1 p.p.
Net Income	**138**	**18**	**-**	**(166)**	**-**
Net Margin (%)	1.6%	0.2%	1.4 p.p.	(2.1%)	3.6 p.p.
Earnings per share[1]	**0.17**	**0.02**	**-**	**(0.21)**	**-**

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

3RD QUARTER 2017 RESULTS (3Q17)

Highlights of the Quarter and Subsequent Events

• Accreditation of our plant in the city of Campos Novos, state of Santa Catarina, to export pork to South Korea, one of the largest world pork importers. After years of negotiations, the process is in its final stage of completion.

• Announcement of the reopening of our plant in the city of Jataí, state of Goiás, a unit dedicated to the production of halal food with a production capacity of 40,000 tons per year, as of January 2018.

• Clearance of our plant in the city of Mineiros, state of Goiás, by the Brazilian Ministry of Agriculture, to resume exports of meat. This unit was prohibited from exporting since March 2017.

• Accession to the Special Tax Good Standing Program (Programa Especial de Regularização Tributária – PERT), resulting in a net positive impact on results before income tax and social contribution of approximately R$310 million, R$220 of which refers to financial result.

• Commencement of the succession process of our current Global Chief Executive Officer, who will remain in office until December 31, 2017. The Company is still in the process of selecting a new Chief Executive Officer together with a specialized consulting company, according to the guidelines of the People Committee and Board of Directors.

• Appointment of Lorival Luz, as Chief Financial and Investor Relations Officer, and Alessandro Bonorino, as Chief Human Resources Officer. Additionally, we initiated the succession process of our Vice-President of Integrated Planning and Supply through the appointment of Elcio Ito, who will take office in January 2018.

• Completion of the sale of 12,134,300 treasury shares, generating a positive impact on cash in the approximate amount of R$510 million.

• Completion of the public offering in Turkey for the acquisition of shares held by the minority shareholders of Banvit, pursuant to which TBQ became the holder of 91.71% of total shares.

• In October, as part of our debt management strategy, we prepaid the total revolving line in the amount of US $ 650 million, drawn in April 2017.

INDUSTRY SCENARIO AND DYNAMICS

In 2016, the production of corn in Brazil was marked by extremes. In 2017, the production of corn reached a record of 97.8 million tons in the 2016/17 harvest, according to the National Supply Company (Companhia Nacional de Abastecimento – Conab). By the end of 2017, corn inventories in Brazil are estimated to reach a comfortable level of approximately 20 million tons, a volume that is sufficient to ensure local supply until the summer crop in the beginning of 2018. For the 2017/18 harvest, initial studies show that the corn crop will decrease to 93.5 million tons, still above the historical production average in Brazil.

The bountiful 2017 harvest allowed healthy levels of corn prices and soy meal in 3Q17. The average price of corn varied slightly q/q (-0.9%), with a more significant decrease of 37.9% y/y. Simultaneously, the average price of soy meal decreased by 11.7% q/q, approximating the levels in the same period of last year. As a result, Brazil maintained its benchmark position, with the lowest global production cost.

Feed Cost in Brazil and Selected Markets



Δ Brazil - USA
Brazil
USA
Europe
Thailand
Poland
Ukraine
Cost of feed USD/bag
Δ USD/bag
22.50
20.00
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0.00
15.00
12.50
10.00
7.50
5.00
2.50
-
-2.50
-5.00
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17

Source: ESALQ, CBOT, Euronext, Bloomberg e BM&F.

This effect also significantly influenced margins of Brazilian producers, as the lower price of grains directly reflected on production costs.

INDUSTRY SCENARIO AND DYNAMICS



Margin of Chicken Producers in Brazil
Chicken Price / Cost of feed
Average
7,0
6,0
5,0
4,0
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
Sep-17

Source: SECEX, JOX e BM&F.

In response to better producers' margins, the level of placement of chicken has already shown a slight reversal of the recovery trend y/y, but remained stable in the quarterly comparison in relation to the adjustment in recent quarters. In the same way, the level of production of chicken is still slowly following this trend.



Chicken Placement - Brazil LTM
Million of heads
y/y
6,800
6,600
6,400
6,200
6,000
5,800
5,600
6%
4%
2%
0%
-2%
-4%
-6%
1Q13
3Q13
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17
3Q17



Chicken Production - Brazil LTM
Volume (mil tons)
y/y
14,000
13,000
12,000
11,000
10,000
10.0%
5.0%
0.0%
-5.0%
-10.0%
1Q13
3Q13
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17
3Q17

Source: APINCO.

From the commercial point of view, the volume of chicken exports increased by 9% y/y, according to the Foreign Trade Office (Secretaria de Comércio Exterior – SECEX). This increase was primarily driven by the higher commercial attractiveness of markets including Japan and Africa, as well as by the additional demand of the Egyptian market.

INDUSTRY SCENARIO AND DYNAMICS


Chicken Exports - Brazil
Volume (Mil tons)
y/y
1,000
500
0
20.0%
10.0%
0.0%
-10.0%
-20.0%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17

Source: SECEX.

Although Egypt is a large producer of chicken in the region, the increase in production cost due to the depreciation of the local currency boosted chicken imports to meet the demand of the country. Simultaneously, lower volumes of chicken imports in the Gulf Region have already indicated a more balanced chicken supply.

On the other hand, the higher price attractiveness of Asian markets, which pioneered in the recovery of global chicken prices, significantly increased volumes in the region thereafter. This is an element that has been significantly increasing local inventory levels and should pressure prices in the next months.


Chicken Exports - Brazil/Egypt
Thousand tons
30
25
20
15
10
5
0
Sep - 16
Ouc - 16
Nov - 16
Dec - 16
Jan - 17
Feb - 17
Mar - 17
Apr - 17
May - 17
Jun - 17
Jul - 17
Aug - 17
Sep - 17


Local Inventory - Japan
Thousand tons
150
140
130
120
110
100
90
80
70
Feb-11
Aug-11
Feb-12
Aug-12
Feb-13
Aug-13
Feb-14
Aug-14
Feb-15
Aug-15
Feb-16
Aug-16
Feb-17
Aug-17

Source: SECEX e ALIC.

In Europe, local production of turkey continued to decrease, while exported volumes are still below normal levels, directly benefiting the turkey price dynamics in the region. Simultaneously, chicken prices remain attractive and stable, also supporting an improved profitability in the region.

In summary, as occurred in 2Q17, the global recovery of the industry is ongoing. Although, different commercial dynamics make this recovery different in each region, in accordance with the cyclicality of this business segment.

3Q17 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 3Q17, consolidated NOR totaled R$8.7 billion, representing an increase of 8.8% q/q, due to a better operating performance in all markets. Total volumes increased by 9.9% q/q, due to the Company's better commercial execution. On the other hand, lower average prices in Reais still reflect the FIFO effect in Brazil, still above historical levels, and a mix of products with lower added value (in natura products) in Brazil and in the Southern Cone.

Volumes - Thousand Tons	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Poultry (In Natura)	566	519	9.2%	516	9.7%
Pork and Others (In Natura)	89	90	(1.2%)	73	21.4%
Processed foods	539	515	4.7%	494	9.3%
Others Sales	91	87	4.3%	86	5.5%
Total	**1,286**	**1,211**	**6.1%**	**1,169**	**9.9%**
NOR - R$ Million	**8,732**	**8,508**	**2.6%**	**8,027**	**8.8%**
Average Price (NOR)	6.79	7.02	(3.3%)	6.86	(1,.0%)

Gross Profit

In 3Q17, our gross margin reached 22.1%, representing an increase of 1.6 p.p. q/q. In 3Q17, the cost of grains accounted for a smaller share in our consolidated result. Our cost per kilo improved by 3.1% q/q. In addition, our better operating performance allowed a higher leveraging of our plants, reducing the cost of idleness by R$20.7 million q/q. Finally, we mitigated the impact of discounts due to the shelf life of products (FIFO effect) in Brazil, which decreased by R$64.0 million q/q, albeit still above the historical average.

Gross Profit - R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Gross Profit	1,932	1,884	2.6%	1,646	17.4%
Gross Margin (%)	22.1%	22.1%	(0.0) p.p.	20.5%	1.6 p.p.

3Q17 CONSOLIDATED RESULT

Operating Expenses

In 3Q17, SG&A LTM as a percentage of NOR reached 15.8%, the lowest level in the history of the Company, due to a strict management of expenses combined with a higher dilution of fixed expenses.

Operating Expenses - R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Selling Expenses	(1,168)	(1,255)	(6.9%)	(1,125)	3.8%
% of the NOR	(13.4%)	(14.7%)	1.4 p.p.	(14.0%)	0.6 p.p.
General and Administrative Expenses	(146)	(138)	5.7%	(149)	(1.9%)
% of the NOR	(1.7%)	(1.6%)	(0.0) p.p.	(1.9%)	0.2 p.p.
Operating Expenses	(1,313)	(1,393)	(5.7%)	(1,274)	3.1%
% of the NOR	(15.0%)	(16.4%)	1.3 p.p.	(15.9%)	0.8 p.p.



SG&A LTM - %NOR
16.7%
16.7%
16.3%
15.9%
16.1%
16.0%
16.3%
16.5%
16.4%
16.4%
16.4%
16.4%
16.2%
16.1%
15.8%
Average: 16.3%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
% NOR
Average

3Q17 CONSOLIDATED RESULT

Other Operating Results

In 3Q17, other operating results totaled a net expense of R$63.3 million, representing a decrease of R$205.8 million q/q, primarily due to the lower intensity of non-recurring events in the period. The net positive impact of R$90 million related to the accession to PERT was offset by labor provisions and settlements in the amount of R$58 million and provision for employee profit sharing in the amount of R$33 million.

Other Operating Results - R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Other Operating Revenues	175	79	121.6%	30	-
Other Operating Expenses	(239)	(111)	114.7%	(299)	(20.2%)
Other Operating Results	(63)	(32)	97.7%	(269)	(76.5%)
% of the NOR	(0.7%)	(0.4%)	(0.3) p.p.	(3.4%)	2.6 p.p.

EBIT

In 3Q17, consolidated EBIT totaled R$558.7 million, with an EBIT margin of 6.4%, representing an increase of 5.0 p.p. q/q. This significant ensuing recovery reflects the better operating execution in markets and the lower intensity of non-recurring events in the period.

EBIT - R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Gross Profit	1,932	1,884	2.6%	1,646	17.4%
Operating Expenses	(1,313)	(1,393)	(5.7%)	(1,274)	3.1%
Other Operating Results	(63)	(32)	97.7%	(269)	(76.5%)
Equity Income	3	9	(65.9%)	6	(50.3%)
EBIT	559	469	19.2%	109	-
EBIT Margin (%)	6.4%	5,.5%	0.9 p.p.	1.4%	5.0 p.p.

Financial Result

A combination of factors impacts the financial result. In order to provide a better understanding, we classified it under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest on and/or adjustment for inflation of assets/liabilities, taxes, and commissions; and (iv) exchange rate variation, among others. In 3Q17, net financial result totaled an expense of R$351 million, as follows:

(i) net interest totaled R$329 million, in line with the Company's indebtedness and 2Q17 results of R$314 million.

(ii) adjustment to present value totaled R$82 million compared to R$67 million in 2Q17, reflecting our business structure and terms offered to customers/suppliers;

(iii) interest, adjustment for inflation and others totaled an income of R$94 million vs. an expense of R$228 million in 2Q17, primarily due to the gain related to the accession to the Special Tax Good Standing Program (Programa Especial de Regularização Tributária – PERT), encompassing PIS, COFINS and CSLL debits that were recorded as overdue federal tax

3Q17 CONSOLIDATED RESULT

liabilities because the Brazilian Internal Revenue Office denied the request to offset debits with IPI premium tax credits. The nominal value of debits included in PERT was approximately R$455 million, 20% of which will be paid in monthly installments by December 2017. The outstanding balance will be paid in 145 monthly installments, including the deductions provided in the relevant Provisional Measures. Considering that the debits mentioned above will not be discussed in court, the Company excluded the tax proceeding for recovery of IPI premium tax credits from liability entries and recognized recoverable taxes in the approximate amount of R$640 million. Taking into account (i) the net effect of debits included in PERT (including the deductions under the program), (ii) established provisions, (iii) recognized tax assets related to ongoing tax proceedings and (iv) other non-recurring items, the Company realized extraordinary gains in the amount of R$150 million in September; and

(iv) exchange rate variation and others totaled an expense of R$34 million vs. an expense of R$86 million in 2Q17, in line with our hedging strategy to mitigate the impact of exchange rate variation by reducing the net exposure of the consolidated balance sheet.

R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Financial Income	635	96	-	55	-
Financial Expenses	(986)	(521)	89.2%	(750)	31.4%
Net Financial Result	(351)	(425)	(17.4%)	(695)	(49.5%)

Net Income (Loss)

In 3Q17, the Company presented a net income of R$137.6 million due to better operating and financial results, which were positively affected by the accession to PERT.

R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Net Income	138	18	-	(166)	-
Net Margin (%)	1.6%	0.2%	1.4 p.p.	(2.1%)	3.6 p.p.
Earning per share[1]	0.17	0.02	-	(0.21)	-

EBITDA

In 3Q17, consolidated EBITDA totaled R$1,074 million, resulting in an increase in margin of 5.1 p.p. q/q to 12.3% in the quarter. This result is due to better commercial dynamics in markets, lower cost of grains reflected on our result and higher operating leveraging.

EBITDA - R$ Million	3Q17	3Q16	Variação y/y	2Q17	Variação q/q
Net Income	138	18	-	(166)	-
Income Tax and Social Contribution	70	27	156.4%	(419)	-
Net Financial	351	425	(17.4%)	695	(49.5%)
Depreciation and Amortization	515	415	24.0%	466	10.6%
EBITDA	1,074	886	21.3%	575	86.7%
EBITDA Margin (%)	12.3%	10.4%	1.9 p.p.	7.2%	5.1 p.p.

PERFORMANCE BY REGION

In order to align the results of the Company with its new organizational structure, BRF will now report the results from its International operation on a consolidated basis as of this quarter. The new division, considering the former structure, encompasses the results of Asia, Europe/Eurasia, Americas, and Africa. The results from the Southern Cone region will be reported separately, as well as those from the other structures (Brazil, OneFoods, Other Segments, and Corporate).

Performance by Region 3Q17	Total	Brazil	OneFoods	International	Southern Cone	Other Segments	Corporate
Volume (Thousand Tons)	1,286	539	305	319	54	69	-
NOR (R$, Million)	8,732	3,757	1,932	2,274	459	311	-
Average Price NOR - R$	6.79	6.97	6.33	7.12	8.56	4.53	-
Gross Profit (R$, Million)	1,932	966	421	446	64	35	-
Gross Margin (%)	22.1%	25.7%	21.8%	19.6%	14.0%	11.3%	-
EBIT (R$, Million)	559	262	66	196	(8)	17	25
EBIT Margin (%)	6.4%	7.0%	3.4%	8.6%	(1.7%)	5.4%	-
EBITDA (R$, Million)	1,074	520	167	333	7	23	25
EBITDA Margin (%)	12.3%	13.8%	8.6%	14.6%	1.5%	7.4%	-

PERFORMANCE BY REGION

BRAZIL

3Q17 was marked by the ensuing recovery of volumes in Brazil, both in the quarterly (+8.8%) and the annual comparison (+4.5%). This growth is due to the improvement in the level of service and commercial execution. We highlight the increase in the number of clients, reaching 175,000 clients in the quarter average (+4.3% q/q). As a result, we recorded an increase of 6.3% q/q in NOR for the period.

On the other hand, average prices continued pressured, still affected by (i) the FIFO effect (discounts due to the shelf life of products) in the amount of R$126 million in 3Q17 (vs. R$191 million in 2Q17) and (ii) a category mix with lower added value (in natura products accounted for a larger share of the portfolio).

In September, we launched the new Perdigão marketing campaign, based on the "Full Table" concept, portraying the importance of gathering family and friends around the table to celebrate good moments. It is worth noting that we continued to efficiently manage expenses, optimizing our logistic and corporate structures. Accordingly, we maintained the profitability of our operation on healthy levels, and 3Q17 ended with an EBITDA of R$520 million and EBITDA margin of 13.8%.

Brazil	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	539	516	4.5%	495	8.8%
Poultry (In Natura)	117	97	19.7%	106	10.3%
Pork and Others (In Natura)	28	23	21.8%	26	8.9%
Processed foods	394	382	3.1%	364	8.3%
Others Sales	0.1	13	(99.3%)	0.1	-
Net Operating Revenues (R$, Million)	3,757	3,666	2.5%	3,534	6.3%
Average price (R$/Kg)	6.97	7.11	(1.9%)	7.13	(2.3%)
Gross Profit (R$, Million)	966	953	1.3%	894	8.1%
Gross Margin (%)	25.7%	26.0%	(0.3) p.p.	25.3%	0.4 p.p.
EBIT (R$, Million)	262	221	18.6%	248	5.8%
EBIT Margin (%)	7.0%	6.0%	1.0 p.p.	7.0%	(0.0) p.p.
EBITDA (R$, Million)	520	397	30.8%	481	7.9%
EBITDA Margin (%)	13.8%	10.8%	3.0 p.p.	13.6%	0.2 p.p.

PERFORMANCE BY REGION BRAZIL

Market Share

Since January 2017, Nielsen has been using a new base and method as the official source of market data for all its clients. The size of the sampling changed as well as the market classification method, significantly increasing coverage, which resulted in a higher representativeness in the total food market. Accordingly, since then, we have been presenting the reconciliation of data that was already reported for each quarter of 2016, taking into account this new base/method.



Read-to-eat meals
63.4%
61.7%
61.6%
58.9%
58.6%
55.9%
57.2%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17



Cold Cuts
59.1%
57.9%
57.0%
57.1%
55.6%
55.4%
54.6%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17



Margarines
65.1%
64.2%
63.0%
62.2%
60.4%
61.4%
62.3%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17



Filled
38.3%
37.2%
37.2%
35.9%
35.2%
38.7%
39.5%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Aug/Sep survey); Filled and Cold Cuts (Jul/Aug survey).

Our total market share increased for the second consecutive quarter. According to the last reading of Nielsen, the Company had a market share of 54.6%, representing an increase of 0.2 p.p. q/q, primarily in the self-service channel, in which the Company has been significantly improving its execution.

The highlight was the Ready-made Dishes category, whose market share increased by 1.3 p.p. q/q, due to the relaunching of Perdigão Lasagna and Perdigão Ready-made Dishes, whose market shares increased by 6.3 p.p. and 5.5 p.p., respectively, in the period. The market share of the filled category increased by 0.8 p.p. q/q, positively affected by the mortadella subcategory, in which we advanced both in the Rota and Self-service channels.

We also gained market share in Margarines. Our weighted distribution (higher penetration at the same point of sale) increased and our market share increased by 0.9 p.p. q/q, primarily through our Qualy brand. On the other hand, the Cold Cuts category partially offset the gain we obtained in other categories, representing a decrease of 0.8 p.p. compared to the last reading.

PERFORMANCE BY REGION ONEFOODS

As of 1Q17, BRF started to report the consolidated results of OneFoods, including all Muslim countries in which we operate. Accordingly, we incorporated in the results of this operation: (i) Malaysia, which was previously reported in Asia; and (ii) some countries of the African continent and Eastern Europe, which, as new markets, do not have significant results yet.

NOR of OneFoods totaled R$1,932 million in 3Q17 (+22.5% q/q), including the results of Banvit for the quarter. The success of the post-consolidation integration, together with favorable demand and price conditions, drove results above expectations, reaffirming the assertiveness of the acquisition. Accordingly, the Turkish operation had an EBITDA margin of 23.0% in 3Q17, well above the historical average.

If we exclude the impacts of the acquisition, OneFoods also had a significant improvement in results in the quarterly comparison. The average price in Reais increased by 15.3% q/q in response to the better balance of volumes in the region, partially due to a lower offer by exporting countries, especially Brazil, and larger import volumes from Egypt. Additionally, the continuous focus on expense control positively contributed to improve profitability. Accordingly, EBITDA margin, excluding Banvit, increased by 6.0 p.p. q/q in 3Q17.

We continue to gain market share as in previous quarters, especially in Saudi Arabia, where our market share increased by 3.3 p.p. y/y. As a result, OneFoods had a total market share of 42.4% in Gulf countries, representing an increase of 2.4 p.p. y/y. Moreover, we continued to gain market share in all categories, as follows: (i) griller: 46.7% (+2.2 p.p. y/y); (ii) chicken cuts: 63.5% (4.1 p.p. y/y); and (iii) processed products: 20.4% (+1.6 p.p. y/y).

Our direct distribution operations (DDP), including Banvit, accounted for 57.1% of the total volume in the quarter (+3.6 p.p. y/y), accounting for 83.8% of the gross profit in the region, with an average gross margin that was 18.1 p.p. higher compared to our direct exports operations (CFR).

OneFoods	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	305	233	30.9%	258	18.3%
Poultry (In Natura)	273	214	27.1%	234	16.5%
Others (In Natura)	0.5	0.6	(15.1%)	0.6	(19.6%)
Processed foods	32	18	77.7%	23	38.0%
Net Operating Revenues (R$, Million)	1,932	1,562	23.7%	1,577	22.5%
Average price (R$/Kg)	6.33	6.69	(5.5%)	6.11	3.5%
Gross Profit (R$, Million)	421	395	6.5%	286	47.2%
Gross Margin (%)	21.8%	25.3%	(3.5) p.p.	18.1%	3.7 p.p.
EBIT (R$, Million)	66	69	(4.0%)	(50)	-
EBIT Margin (%)	3.4%	4.4%	(1.0) p.p.	(3.2%)	6.6 p.p.
EBITDA (R$, Million)	167	171	(2.5%)	25	-
EBITDA Margin (%)	8.6%	11.0%	(2.3) p.p.	1.6%	7.0 p.p.
Export Volume of Brazil (CFR)*	131	108	20.8%	115	14.1%
% in total volume	42.9%	46.5%	(3.6) p.p.	44.5%	(1.6) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
INTERNATIONAL

We consolidated the Africa, Europe/Eurasia, Asia and Americas regions in a single business unit called International and we initiated the "Global Optimization" management program to optimize and maximize the overall profitability of livestock, benefiting from commercial opportunities in these different regions through a dynamic reallocation of products.

International	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	319	361	(11.5%)	302	5.9%
Poultry (In Natura)	167	201	(16.6%)	167	0.1%
Pork and Others (In Natura)	49	52	(7.1%)	37	32.0%
Processed foods	73	75	(3.0%)	68	6.8%
Other Sales	30	32	(7.2%)	29	3.6%
Net Operating Revenues (R$, Million)	2,274	2,517	(9.6%)	2,145	6.0%
Average price (R$/Kg)	7.12	6.97	2.1%	7.11	0.1%
Gross Profit (R$, Million)	446	406	10.0%	333	33.8%
Gross Margin (%)	19.6%	16.1%	3.5 p.p.	15.5%	4.1 p.p.
EBIT (R$, Million)	196	132	48.5%	107	82.3%
EBIT Margin (%)	8.6%	5.2%	3.4 p.p.	5.0%	3.6 p.p.
EBITDA (R$, Million)	333	247	34.8%	246	35.5%
EBITDA Margin (%)	14.6%	9.8%	4.8 p.p.	11.4%	3.2 p.p.
Export Volume of Brazil (CFR)*	247	296	(16.6%)	230	7.2%
% in total volume	77.3%	82.0%	(4.7) p.p.	76.4%	0.9 p.p.

*CFR (Cost and Freight)

In 3Q17, NOR of the International division totaled R$2,274 million, representing an increase of 6.0% q/q due to higher volumes sold in all regions, except Asia. It is worth noting the recovery of operating results in Africa, positively contributing to results in 3Q17 after two consecutive quarters of losses.

The increase in NOR was accompanied by lower cost of grains reflected on our result, which allowed an increase of 4.1 p.p. q/q in gross margin. The better operating performance in the regions and the strict control of expenses reflected on EBITDA, which reached R$333 million (+35.5% q/q), with a margin of 14.6% (+3.2 p.p. q/q) in the quarter. We set forth below the main highlights of the sub-regions:

PERFORMANCE BY REGION

ASIA

In 3Q17, NOR decreased by 1.0% q/q due to an interruption in volumes (3kt) in Japan as a result of shipment delays. On the other hand, the combination of (i) better prices in the region, (ii) lower cost of grains reflected on our result and (iii) freight expenses that were back to normal allowed an ensuing increase of 3.0 p.p. in EBITDA margin to 20.2% in the quarter.

Asia	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	170	198	(14.2%)	173	(1.7%)
Poultry (In Natura)	117	138	(15.3%)	124	(5.6%)
Pork and Others (In Natura)	15	18	(13.9%)	14	11.6%
Processed foods	7	10	(23.5%)	6	16.4%
Other Sales	30	32	(7.2%)	29	4.9%
Net Operating Revenues (R$, Million)	1,079	1,288	(16.2%)	1,090	(1.0%)
Average price (R$/Kg)	6.34	6.49	(2.3%)	6.30	0.7%
Gross Profit (R$, Million)	258	258	0.1%	210	23.1%
Gross Margin (%)	23.9%	20.0%	3.9 p.p.	19.2%	4.7 p.p.
EBIT (R$, Million)	154	139	10.8%	117	31.7%
EBIT Margin (%)	14.3%	10.8%	3.5 p.p.	10.7%	3.5 p.p.
EBITDA (R$, Million)	218	184	18.6%	188	16.1%
EBITDA Margin (%)	20.2%	14.3%	5.9 p.p.	17.2%	3.0 p.p.
Export Volume of Brazil (CFR)*	150	175	(14.3%)	155	(3.3%)
% in total volume	88.4%	88.4%	(0.1) p.p.	89.8%	(1.5) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
EUROPE/ EURASIA

NOR increased by 8.8% q/q in Europe, primarily driven by higher volumes. The volume of pork exported to Eurasia increased by 55% q/q, benefiting from good price levels in Russia. In the Europe sub-region, the turkey price dynamics remain favorable, considering a lower local production and a lower exported volume. Moreover, the improved management of inventory levels and a lower production cost resulted in an increase of 23.2% q/q in EBITDA, with an increase of 1.1 p.p. q/q in margin.

Europe/Eurasia	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	96	103	(6.2%)	89	8.1%
Poultry (In Natura)	17	20	(15.7%)	19	(10.9%)
Pork and Others (In Natura)	28	27	3.3%	17	67.0%
Processed foods	51	55	(7.2%)	53	(3.3%)
Net Operating Revenues (R$, Million)	960	963	(0.2%)	883	8.8%
Average price (R$/Kg)	9.97	9.38	6.3%	9.91	0.6%
Gross Profit (R$, Million)	140	95	47.9%	113	24.3%
Gross Margin (%)	14.6%	9.8%	4.7 p.p.	12.7%	1.8 p.p.
EBIT (R$, Million)	31	(21)	-	16	90.0%
EBIT Margin (%)	3.2%	(2.2%)	5.4 p.p.	1.9%	1.4 p.p.
EBITDA (R$, Million)	91	32	181.5%	74	23.2%
EBITDA Margin (%)	9.5%	3.4%	6.1 p.p.	8.3%	1.1 p.p.
Export Volume of Brazil (CFR)*	44	61	(28.0%)	35	23.3%
% in total volume	45.3%	59.0%	(13.7) p.p.	39.7%	5.6 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
AMERICAS

NOR from Americas increased by 12.4% q/q due to higher volumes and better prices, in addition to the strategy of prioritizing markets with higher profitability, such as Mexico. On the other hand, higher corporate and storage expenses affected our EBITDA, and 3Q17 ended with a margin of 7.5%.

Americas	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	16	13	22.0%	15	7.2%
Poultry (In Natura)	14	11	33.3%	13	9.4%
Pork and Others (In Natura)	0.6	0.6	1.5%	0.6	(0.5%)
Processed foods	1.4	2.0	(31.5%)	1.1	18.8%
Net Operating Revenues (R$, Million)	93	75	24.5%	83	12.4%
Average price (R$/Kg)	5.82	5.70	2.1%	5.55	4.9%
Gross Profit (R$, Million)	14	16	(14.7%)	12	17.1%
Gross Margin (%)	15.0%	21.9%	(6.9) p.p.	14.4%	0.6 p.p.
EBIT (R$, Million)	3	9	(72.3%)	8	(68.8%)
EBIT Margin (%)	2.7%	12.3%	(9.5) p.p.	9.8%	(7.1) p.p.
EBITDA (R$, Million)	7	15	(53.1%)	12	(42.4%)
EBITDA Margin (%)	7.5%	19.9%	(12.4) p.p.	14.7%	(7.1) p.p.
Export Volume of Brazil (CFR)*	16	13	22.0%	15	7.2%
% in total volume	100.0%	100.0%	0.0 p.p.	100.0%	0.0 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
AFRICA

NOR from Africa totaled R$141.9 million in 3Q17, representing an increase of 59.0% q/q, as volumes returned to normal in the region and prices improved. In addition, a more efficient inventory management and a better mix of products, primarily focused on the processed food line, leveraged the operating recovery in the region. Accordingly, after two consecutive quarters of losses, 3Q17 ended with an EBITDA of R$16.7 million and margin of 11.8%.

Africa	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	37	47	(21.2%)	25	50.1%
Poultry (In Natura)	19	32	(39.4%)	11	71.8%
Pork and Others (In Natura)	5	7	(30.0%)	6	(14.9%)
Processed foods	13	8	57.7%	8	68.1%
Net Operating Revenues (R$, Million)	142	191	(25.9%)	89	59.0%
Average price (R$/Kg)	3.85	4.09	(5.9%)	3.63	5.9%
Gross Profit (R$, Million)	34	37	(7.3%)	(1)	-
Gross Margin (%)	24.1%	19.3%	4.8 p.p.	(0.9%)	25.0 p.p.
EBIT (R$, Million)	8	5	71.5%	(34)	-
EBIT Margin (%)	5.8%	2.5%	3.3 p.p.	(38.1%)	43.9 p.p.
EBITDA (R$, Million)	17	16	6.3%	(28)	-
EBITDA Margin (%)	11.8%	8.2%	3.6 p.p.	(31.6%)	43.3 p.p.
Export Volume of Brazil (CFR)*	37	47	(21.2%)	25	50.1%
% in total volume	100.0%	100.0%	0.0 p.p.	100.0%	0.0 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION SOUTHERN CONE

In 3Q17, NOR from the Southern Cone remained stable q/q, as higher volumes were offset by a lower average price in Reais, due to a mix of products with lower added value. In addition to the challenges to mitigate inflation and the heightened volatility of exchange rates in the region, we were also affected by higher costs of beef and pork raw materials, which translated into an EBITDA margin of 1.5% in 3Q17.

Southern Cone	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	54	55	(2.1%)	49	10.1%
Poultry (In Natura)	7	5	36.7%	7	1.3%
Pork and Others (In Natura)	6	9	(31.0%)	4	45.3%
Processed foods	40	39	1.8%	37	5.6%
Other sales	1	2	(60.1%)	(0.1)	-
Net Operating Revenues (R$, Million)	459	476	(3.5%)	457	0.5%
Average price (R$/Kg)	8.56	8.68	(1.4%)	9.38	(8.7%)
Gross Profit (R$, Million)	64	113	(43.4%)	78	(17.8%)
Gross Margin (%)	14.0%	23.8%	(9.8) p.p.	17.1%	(3.1) p.p.
EBIT (R$, Million)	(8)	30	-	1	-
EBIT Margin (%)	(1.7%)	6.3%	(8.0) p.p.	0.3%	(2.0) p.p.
EBITDA (R$, Million)	7	53	(87.4%)	14	(51.6%)
EBITDA Margin (%)	1.5%	11.2%	(9.7) p.p.	3.0%	(1.6) p.p.
Export Volume of Brazil (CFR)*	19	15	25.8%	16	17.5%
% in total volume	34.5%	26.9%	7.7 p.p.	32.4%	2.2 p.p.

*CFR (Cost and Freight)

OTHER SEGMENTS

As announced in the previous quarter, we created a new business unit, BRF Ingredients, under "Other Segments," in order to add value to the Company's coproducts and optimize its production chain. NOR from this business unit totaled R$89.7 million, with an EBITDA of R$19.0 million and margin of 22.2%. BRF Ingredients accounted for approximately 80% of EBITDA from Other Segments in 3Q17. It is worth noting that we also include in this segment all volumes of BRF's non-core products, such as feed, meal, beef, etc., which are managed by Global Desk.

Other Segments	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Volume (Thousand Tons)	69	47	46,9%	66	4,5%
Poultry (In Natura)	2,4	0,9	179,8%	2	18,9%
Pork and Others (In Natura)	6	6	6,8%	6	(2,1%)
Processed foods	0,3	0,5	(39,8%)	0,4	(21,9%)
Others Sales	60	40	50,8%	57	4,8%
Net Operating Revenues (R$, Million)	311	288	7,7%	314	(1,0%)
Average price (R$/Kg)	4,53	6,18	(26,7%)	4,78	(5,2%)
Gross Profit (R$, Million)	35	17	111,4%	55	(36,1%)
Gross Margin (%)	11,3%	5,8%	5,6 p.p.	17,6%	(6,2) p.p.
EBIT (R$, Million)	17	1	-	35	(51,7%)
EBIT Margin (%)	5,4%	0,5%	5,0 p.p.	11,1%	(5,7) p.p.
EBITDA (R$, Million)	23	2	-	41	(44,2%)
EBITDA Margin (%)	7,4%	0,8%	6,6 p.p.	13,1%	(5,7) p.p.

Corporate

The result of R$25 million in the Corporate segment reflects the following main non-recurring events: (i) the positive net impact of R$90 million related to the accession to PERT; and (ii) labor provisions and settlements in the amount of R$58 million in expenses.

Corporate	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Other Operating Results	25	15	66.5%	(232)	-
Equity Income	-	-	-	-	-
EBIT	25	15	66.5%	(232)	-
EBITDA	25	15	66.5%	(232)	-

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$369 million, of which R$138 million was invested in growth, efficiency, and support; R$173 million was invested in biological assets; and R$58 million was invested in leases, among others. We highlight the decrease in Company investments by R$304 million compared to 3Q16, due to a more challenging macroeconomic and industry scenario, in addition to the Company's commitment to decrease leverage levels.

The main projects in 3Q17 are, among others:

• Innovation and Quality: (i) launching of new products by optimizing processes that involve byproducts; (ii) launching of new products for the frozen and barbecue lines; and (iii) investments in quality, focused on the modernization of laboratories, improvement of production processes and product quality.

• Market Demand: (i) increase in the production of the mix of in natura chicken cuts; (ii) increase in hog slaughtering capacity; and (iii) meeting the demand for festive items of the Chester line.

• Efficiency and Support/IT: (i) updates to transaction and IT security systems; (ii) structural improvements in hog farms; (iii) automation of production processes; and (iv) improvement in working conditions of employees in production processes.

FINANCIAL CYCLE

The Company's financial cycle totaled 42.4 days in 3Q17, representing 4.2 additional days compared to 2Q17, primarily due to the increase in accounts receivable. One-off changes in the mix of sales channels and markets (more time in transit) are partially responsible for the increase in accounts receivable. As a percentage of total portfolio, overdue payments in some international markets increased due to sea freight logistics problems, also contributing to an increase in the cycle of conversion of cash.

Financial Cycle - (Accounst Receivable + Inventories - Accounts Payable)



58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7
37.1
32.8
22.4
32.9
38.2
42.4
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
10.8%
8.9%
6.8%
9.2%
11.2%
12.2%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
3 Counts / NOR
Financial Cycle

Note: the calculation of the financial cycle takes into account the pro forma adjustment of CPVL LTM and NOR LTM of the acquisitions.

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, allowing our investors and stakeholders to better understand the course of our businesses, as of 2Q16, we have been reporting the managerial view of the Company's Free Cash Flow. The information presented herein is derived from the Quarterly Financial Information.

The generation of operating cash in 3Q17 was positive in the amount of R$806 million, due to the recovery of EBITDA, which totaled R$1,074 million in 3Q17. CAPEX investments totaled R$369 million, still below CAPEX investments in the same period in 2016. Accordingly, total cash from operations after CAPEX investments totaled R$436 million in 3Q17.

Also in 3Q17, M&A received investments in the amount of R$247 million due to the disbursement for the acquisition of minority interest in Banvit.

The impact of the financial result in 3Q17 was negative in the amount of R$328 million. Moreover, we highlight transactions of sale of shares, including a total return swap transaction that positively affected cash in R$510 million. The Company also disbursed R$805 million in net repayments of debt and interest.

In 3Q17, cash flow from operating activities, cash flow from investing activities, and cash flow from financing activities totaled R$9,976 billion.

Evolution of Cash Generation (Operating Cash Flow – Capex) – R$MM


975
844
414
562
(232)
113
778
748
(725)
235
436
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q16	2Q16	3Q16	4Q16	2016	1Q17	2Q17	3Q17	YTD
EBITDA	1,025	944	886	559	3,413	506	575	1,074	2,155
Other cash adjustments	49	8	58	178	292	89	120	(49)	161
EBITDA Cash	**1,074**	**951**	**943**	**737**	**3,705**	**595**	**696**	**1,025**	**2,316**
Δ Working Capital & Others	(698)	(43)	475	562	296	(840)	(4)	(220)	(1,063)
Δ Accounts Receivable	946	(35)	419	(123)	1,208	(62)	(334)	(386)	(782)
Δ Inventories	(380)	(265)	(582)	511	(716)	(23)	91	(6)	61
Δ Suppliers	(445)	381	640	422	998	(660)	(57)	10	(707)
Others	(819)	(124)	(3)	(247)	(1,193)	(94)	297	163	365
Cash Flow from Operating Activities	**375**	**908**	**1,419**	**1,299**	**4,001**	**(245)**	**692**	**806**	**1.253**
Capex	(608)	(795)	(641)	(551)	(2,595)	(481)	(457)	(369)	(1,307)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	(2,088)	(595)	27	118	(2,538)	7	(523)	(247)	(764)
Cash Flow from Investing Activities	**(2,696)**	**(1,390)**	**(614)**	**(433)**	**(5,133)**	**(474)**	**(981)**	**(617)**	**(2,071)**
Financial Results and FX Variations	353	(53)	(763)	(550)	(1,013)	(383)	(972)	(328)	(1,683)
Treasury Shares Acquisition/Disposal	(179)	(360)	0	2	(537)	-	-	510	510
Dividends and Interest on Shareholders' Equity Paid	(663)	-	(460)	-	(1,123)	-	-	-	-
Debt Variation	2,060	(53)	1,586	54	3,646	899	3,424	(805)	3,517
Cash Flow from Financing Activities	**1,571**	**(466)**	**363**	**(494)**	**973**	**515**	**2,452**	**(623)**	**2,344**
Cash Variation	**(749)**	**(948)**	**1,167**	**372**	**(158)**	**(203)**	**2,163**	**(434)**	**1,526**
Cash and cash equivalents - initial	8,509	7,760	6,811	7,979	8,509	8,351	8,148	10,410	8,351
Cash and cash equivalents - final	7,760	6,811	7,979	8,351	8,351	8,148	10,410	9,976	9,976
Total Debt - initial	15,846	17,905	17,852	19,438	15,846	19,492	20,391	24,203	19,492
Total Debt - final	17,905	17,852	19,438	19,492	19,492	20,391	24,203	23,398	23,398
Net Debt	**10,146**	**11,041**	**11,459**	**11,141**	**11,141**	**12,243**	**13,793**	**13,423**	**13,423**

Note: [1]Includes R$80 million of cash of Banvit (consolidation effect); [2]Includes R$389 million of gross debt of Banvit.

INDEBTEDNESS

In 3Q17, the Company's net debt totaled R$13.4 billion, compared to R$13.7 billion in 2Q17. The reduction of R$371 million in the quarter highlights: (i) an increase in the generation of cash (Operating cash + Capex) in the amount of R$200 million; (ii) R$510 million related to the sale of shares and the total return swap transaction; and (iii) exchange rate variation, among others.

In 3Q17, the trend of the leverage curve inverted and net leverage decreased by 0.28x, primarily due to the decrease in net debt and the recovery of EBITDA compared to the previous year. EBITDA in 3Q17 totaled R$1,074 million compared to R$886 million in 3Q16, representing an increase of R$188 million. Accordingly, we recorded a pro forma net debt/LTM EBITDA ratio of 4.63x in 3Q17 vs. 4.90x in 2Q17. The Company acknowledges that this level of leverage is well above the level considered ideal in terms of capital structure and reaffirms that it does not have financial covenants in its debt instruments.

R$ Million	09.30.2017			12.31.2016	
Debt	**Current**	**Non-Current**	**Total**	**Total**	**Δ%**
Local Currency	(2,865)	(6,890)	(9,755)	(8,644)	12.9%
Foreign Currency	(2,267)	(11,376)	(13,643)	(10,848)	25.8%
Gross Debt	**(5,133)**	**(18,266)**	**(23,398)**	**(19,492)**	**20.0%**
Cash Investiments					
Local Currency	3,983	736	4,719	5,328	(11.4%)
Foreign Currency	5,032	225	5,257	3,023	73.9%
Total Cash Investiments	9,015	961	9,976	8,351	19.5%
Net Debt	**3,882**	**(17,305)**	**(13.423)**	**(11,141)**	**20.5%**
Exchange Rate Exposure - US$ Million	-	-	-	(296)	-

Total Gross Indebtedness in the amount of R$23,398 million, as set forth above, includes total financial indebtedness, plus other financial liabilities, in the amount of R$182 million, according to Note 22 of the ITR as of and for September 30, 2017.

INDEBTEDNESS



Evolution of Net Debt/EBITDA
6,230
5,951
6,949
7,337
10,146
11,041
11,459
11,141
12,243
13,793
13,423
1.26
1.12
1.24
1.28
1.69
1.99
2.36
3.25
4.24
4.90
4.63
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Net Debt
Net Debt / EBTIDA

Note: the net leverage in June 2017 excluded 40% of the net debt of Banvit and included the pro forma LTM EBITDA considering Banvit.



Quarterly Net Debt Variation – R$ Million
Cash Flow = R$ 806MM
13,793
1,025
220
369
328
247
510
13,423
Net Debt Jun/17
EBTIDA Cash
Working Capital + Others Variations
Capex
Financial Results and FX Variations
M&A
Treasure Shares Acquisition + Dividends
Net Debt Set/17

Slaughtering and Production

3Q17 ended with an increase of 5.0% q/q in the production of food, primarily due to the increase in hog slaughtering in the same period (+7.7% q/q).

Production	3Q17	3Q16	Variation y/y	2Q17	Variation q/q
Poultry Slaughter (Million Heads)	400	430	(7.1%)	396	0.8%
Hog Slaughter (Thousand Heads)	2,590	2,387	8.5%	2,406	7.7%
Cattle Slaughter (Thousand Heads)	36	38	(5.5%)	35	0.7%
Production (Thousand Tons)	1,093	1,098	(0.4%)	1,041	5.0%
Meats	968	968	0.0%	912	6.1%
Other Processed Products	125	129	(3.2%)	129	(2.5%)
Feed and Premix (Thousand Tons)	2,602	2,623	(0.8%)	2.625	(0.9%)

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, for the period ended September 30, 2017, KPMG Auditores Independentes was not engaged to provide services unrelated to external audit.

Pursuant to CVM Instruction No. 480/09, our management, in the meeting held on November 9, 2017, represents that it discussed, reviewed, and agreed with the information included in the review report of the independent auditors on the financial information for the nine-month period ended September 30, 2017.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	3Q17	3Q16	y/y	2Q17	q/q
Net Operating Revenues	**8,732**	**8,508**	**2.6%**	**8,027**	**8.8%**
Cost of Sales	(6,800)	(6,623)	2.7%	(6,381)	6.6%
% of the NOR	(77.9%)	(77.9%)	(0.0) p.p.	(79.5%)	1.6 p.p.
Gross Profit	**1,932**	**1,884**	**2.6%**	**1,646**	**17.4%**
% of the NOR	22.1%	22.1%	(0.0) p.p.	20.5%	1.6 p.p.
Operating Expenses	**(1,313)**	**(1,393)**	**(5.7%)**	**(1,274)**	**3.1%**
% of the NOR	(15.0%)	(16.4%)	1.3 p.p.	(15.9%)	0.8 p.p.
Selling Expenses	**(1,168)**	**(1,255)**	**(6.9%)**	**(1,125)**	**3.8%**
% of the NOR	(13.4%)	(14.7%)	1.4 p.p.	(14.0%)	0.6 p.p.
Fixed	(743)	(856)	(13.2%)	(730)	1.8%
Variable	(425)	(399)	6.5%	(395)	7.4%
General and Administrative Expenses	**(146)**	**(138)**	**5.7%**	**(149)**	**(1.9%)**
% of the NOR	(1.7%)	(1.6%)	(0.0) p.p.	(1.9%)	0.2 p.p.
Honorary of our Administrators	(7)	(7)	(3.0%)	(6)	4.3%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(139)	(131)	6.2%	(142)	(2.2%)
% of the NOR	(1.6%)	(1.5%)	(0.1) p.p.	(1.8%)	0.2 p.p.
Operating Income	**619**	**492**	**25.9%**	**372**	**66.3%**
% of the NOR	7.1%	5.8%	1.3 p.p.	4.6%	2.5 p.p.
Other Operating Results	**(63)**	**(32)**	97.7%	**(269)**	**(76.5%)**
Equity Income	**3**	**9**	**(65.9%)**	**6**	**(50.3%)**
EBIT	**559**	**469**	**19.2%**	**109**	**411.6%**
% of the NOR	6.4%	5.5%	0.9 p.p.	1.4%	5.0 p.p.
Net Financial Income	**(351)**	**(425)**	**(17.4%)**	**(695)**	**(49.5%)**
Income before Taxes	**208**	**44**	**375.1%**	**(586)**	**n.m**
% of the NOR	2.4%	0.5%	1.9 p.p.	(7.3%)	9,7
Income Tax and Social Contribution	(70)	(27)	156.4%	419	n.m
% of Income before Taxes	(33.8%)	(62.7%)	28.8 p.p.	(71.6%)	37.8 p.p.
Net Income	**138**	**18**	**n.m**	**(166)**	**n.m.**
% of the NOR	**1.5%**	**0.2%**	**1.3 p.p.**	**(2.1%)**	**3.6 p.p.**
EBITDA	**1,074**	**886**	**21.3%**	**575**	**86.7%**
% of the NOR	**12.3%**	**10.4%**	**1.9 p.p.**	**7.2%**	**5.1 p.p.**

BALANCE SHEET

Balance Sheet - R$ Million	09.30.17	06.30.17	03.31.17
Assets			
Current Assets			
Cash and Cash Equivalents	8,438	8,511	6,307
Financial Investments	294	408	526
Accounts Receivable	4,038	3,653	3,147
Recoverable Taxes	1,200	1,287	1,256
Dividends/Interest on shareholders' equity receivable	0	0	0
Securities Receivable	133	149	168
Inventories	5,139	5,000	4,919
Biological Assets	1,493	1,626	1,541
Other Financial Assets	113	79	200
Other Receivables	408	482	464
Anticipated expenses	113	167	152
Restricted Cash	169	451	215
Non-Current Assets held to sale and discontinued operation	43	39	42
Total Current Assets	**21,582**	**21,851**	**18,938**
Non-Current Assets			
Long-term assets	**7,117**	**6,439**	**6,005**
Cash Investments	564	522	457
Accounts Receivable	12	14	11
Judicial Deposits	728	749	740
Biological Assets	896	913	930
Securities Receivable	121	130	137
Recoverable Taxes	2,585	1,624	1,609
Deferred Taxes	1,722	1,927	1,547
Restricted Cash	397	440	443
Other Receivables	92	120	130
Permanent Assets	**19,587**	**19,792**	**18,428**
Investments	78	83	67
Property, Plant and Equipment	12,322	12,511	11,767
Intangible	7,187	7,198	6,594
Total Non-Current Assets	**26,703**	**26,230**	**24,433**
Total Assets	**48,286**	**48,082**	**43,371**

BALANCE SHEET

Balance Sheet - R$ Million	09.30.17	06.30.17	03.31.17
Liabilities and Equity			
Current Liabilities			
Loans and Financing	4,951	4,387	3,603
Suppliers	6,184	6,055	5,513
Supply Chain Risk	427	541	1,010
Payroll and Mandatory Social Charges	809	737	668
Taxes Payable	433	356	328
Dividends/Interest on Shareholders' Equity	2	2	3
Management and Staff Profit Sharing	34	7	2
Other Financial Liabilities	182	223	376
Provisions	632	323	286
Employee Pension Plan	77	77	77
Other Liabilities	500	755	466
Total Current Liabilities	**14,230**	**13,465**	**12,333**
Non-Current Liabilities			
Loans and Financing	18,266	19,593	16,411
Suppliers	211	215	152
Taxes and Social Charges Payable	218	14	15
Provision for Tax, Civil and Labor Contingencies	1,028	1,273	1,167
Deferred Taxes	352	341	417
Employee Pension Plan	313	302	264
Other Liabilities	1,128	1.139	688
Total Non-Current Liabilities	**21,514**	**22,875**	**19,114**
Total Liabilities	**35744**	**36,339**	**31,448**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	105	32	52
Profit Reserves	1,210	1,351	1,351
Other Related Results	(1,316)	(1,310)	(1,317)
Retained Profits	(319)	(449)	(281)
Transfer Reserves and Tax Incentives	-	-	-
Treasury Shares	(71)	(722)	(722)
Non-Controling Shareholders	472	380	381
Total Shareholders' Equity	**12,542**	**11,742**	**11,923**
Total Liabilities and Shareholders' Equity	**48,286**	**48,082**	**43,371**